Exhibit 99.1

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INVENTIVA

French société Anonyme with a Board of Directors

with a share capital of EUR 2,090,074.75

Registered Office: 50, Rue de Dijon, 21121 Daix

537 530 255 Trade and Companies Register of Dijon

Notice of meeting

The shareholders of INVENTIVA are informed that the ordinary and extraordinary general meeting (the “General Meeting”) will be held on June 30, 2026 at 2 p.m., at: l’Hôtel Villa M, 24-30, boulevard Pasteur - 75015 Paris, France.

With respect to the notice of meeting published in the Bulletin des Annonces Légales Obligatoires on 22 May 2026 (bulletin no. 61), resolutions 33, 34 and 35 have been amended, in particular in order to provide for a new common ceiling, and a 39th resolution, entitled “Decision to issue warrants, without shareholders' preemptive subscription rights, to the benefit of the European Investment Bank and delegation of power to the Board of Directors”, has been added.

Consequently, the agenda of the General Meeting and the draft texts of the resolutions on which it is called to deliberate are as follows:

Agenda

Reading of the reports of the Board of Directors and the Statutory Auditors;

On an Ordinary basis

1.	Approval of the statutory financial statements for the financial year ended December 31, 2025;

2.	Approval of the consolidated financial statements for the financial year ended December 31, 2025;

3.	Appropriation of profit/loss for the financial year ended December 31, 2025;

4.	Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code;

5.	Approval of the subscription agreement for new shares with warrants issued by the Company signed on May 2, 2025 between the Company and Samsara BioCapital L.P., in accordance with Articles L.225-38 et seq. of the French Commercial Code;

6.	Final approval of the fixed and variable compensation paid or awarded to Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors for the financial year ended December 31st, 2025;

7.	Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chief Executive Officer until September 30, 2025 for the financial year ended December 31st, 2025;

8.	Final approval of the fixed and variable compensation paid or awarded to Mr. Andrew Obenshain in his capacity as Chief Executive Officer from October 1st, 2025 for the financial year ended December 31st, 2025;

9.	Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer until June 30, 2025 for the financial year ended December 31st, 2025;

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10.	Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code;

11.	Approval of the compensation policy for Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors;

12.	Approval of the compensation policy for Mr. Andrew Obenshain in his capacity as Chief Executive Officer;

13.	Total compensation paid to members of the Board of Directors;

14.	Approval of the compensation policy of the Company's directors;

15.	Renewal of the Director's mandate of Ms. Renée Aguiar-Lucander;

16.	Renewal of the Director's mandate of Mr. Heinz Maeusli.

17.	Appointment of Ms. Camilla Soenderby, as Director of the Company;

18.	Appointment of Ms. Anne Prener, as Director of the Company;

19.	Appointment of Ms. Barbara Krebs-Pohl, as Director of the Company;

20.	Authorization granted to the Board of Directors to buyback the Company's shares;

Extraordinary items

21.	Authorization to the Board of Directors to reduce the share capital by cancellation of shares;

22.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders’ preemptive subscription rights maintained;

23.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier;

24.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier;

25.	Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights;

26.	Delegation of powers to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in favor of one or more persons specifically designated by the Board of Directors, without shareholders’ preemptive subscription rights;

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27.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the US market called "At-the-market" or "ATM", without shareholders’ preemptive subscription rights;

28.	Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights;

29.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company;

30.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind within the limits set by legal and regulatory provisions, excluding the case of a public exchange offer initiated by the Company;

31.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights;

32.	Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums;

33.	Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers;

34.	Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options;

35.	Delegation of authority to the Board of Directors to decide on the issuance of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons;

36.	Decision to be taken in application of article L. 225-248 of the French Commercial Code (shareholders' equity less than half the share capital);

37.	Harmonization of the articles of association of the Company with applicable laws and regulations, resulting from the French Decree no. 2026-94 of February 13, 2026 relating to the modernization of communication means with their shareholders of some commercial companies;

38.	Amendment of article 23 (censor) of the articles of association of the Company;

39.	Decision to issue warrants, without shareholders' preemptive subscription rights, to the benefit of the European Investment Bank and delegation of power to the Board of Directors.

Ordinary item

40.	Power for formalities.

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DRAFT TEXT OF RESOLUTIONS

TO BE SUBMITTED TO THE VOTE

OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF JUNE 30, 2026

ORDINARY RESOLUTIONS

FIRST RESOLUTION (Approval of the statutory financial statements for the financial year ended December 31, 2025)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors and the general report of the Statutory Auditors on the annual statutory financial statements,

Approves the financial statements for the financial year ended December 31, 2025 as presented, including the balance sheet, income statement and appendix to the financial statements, as well as the transactions reflected in these financial statements and summarized in these reports, showing a net accounting loss of EUR 207,965,630.56.

SECOND RESOLUTION (Approval of the consolidated financial statements for the financial year ended December 31, 2025)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors and the general report of the Statutory Auditors on the consolidated financial statements,

Approves the consolidated financial statements for the financial year ended December 31, 2025 as presented, as well as the transactions reflected in these accounts or summarized in these reports.

THIRD RESOLUTION (Appropriation of profit/loss for the financial year ended December 31, 2025)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors, as well as the general report of the Statutory Auditors,

Having recorded that the annual financial statements showed a net accounting loss of EUR 207,965,630.56,

Resolves to wholly allocate this net accounting loss of EUR 207,965,630.56 to the "Report à Nouveau" account, bringing its debit amount to EUR 583,594,899.42.

Notes that no dividend has been distributed since the Company's incorporation.

FOURTH RESOLUTION (Approval of the expenses and charges referred to in Article 39(4) of the French General Tax Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors, as well as the general report of the Statutory Auditors, acting in accordance with the provisions of Article 223 quater of the French General Tax Code,

Approves the non-deductible expenses and charges for tax purposes, referred to in Article 39, paragraph 4 of the said Code, which amount to EUR 6,276 for the financial year 2025, and acknowledges the absence of corporate income tax borne in respect of these expenses and charges in view of the loss for said financial year.

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FIFTH RESOLUTION (Approval of the subscription agreement signed on May 2, 2025 between the Company and Samsara BioCapital L.P., for new shares with warrants issued by the Company, in accordance with Articles L.225-38 et seq. of the French Commercial Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the special report of the Statutory Auditors on related-party agreements referred to in Article L.225-38 seq. of the French Commercial Code, acknowledges the conclusions of this report and in particular the information relating to agreements entered into and authorized in prior years, the performance of which continued in the year ended December 31, 2024, and approves the subscription agreement signed on May 2, 2025 between the Company and Samsara BioCapital L.P., for new shares with warrants issued by the Company.

SIXTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors for the financial year ended December 31, 2025)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to Article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors, contained therein, as presented in the Universal Registration Document including the 2025 Annual Financial Report, Part 3, Section 3.5.1.5.

SEVENTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Frédéric Cren in his capacity as Chief Executive Officer until September 30, 2025 for the financial year ended December 31, 2025)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to Article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Frédéric Cren in his capacity as Chief Executive Officer until September 30, 2025, contained therein, as presented in the Universal Registration Document including the 2025 Annual Financial Report, Part 3, Section 3.5.1.5.

EIGHTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Andrew Obenshain in his capacity as Chief Executive Officer from October 1, 2025 for the financial year ended December 31, 2025)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to Article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Andrew Obenshain in his capacity as Chief Executive Officer from October 1, 2025, contained therein, as presented in the Universal Registration Document including the Annual Financial Report, Part 3, Section 3.5.1.5.

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NINTH RESOLUTION (Final approval of the fixed and variable compensation paid or awarded to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer until June 30, 2025 for the financial year ended December 31, 2025)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to Article L.22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional elements composing the total compensation and benefits of any kind paid during the previous fiscal year or awarded in respect of the same financial year to Mr. Pierre Broqua in his capacity as Deputy Chief Executive Officer until June 30, 2025, contained therein, as presented in the Universal Registration Document including the 2025 Annual Financial Report, Part 3, Section 3.5.1.5.

TENTH RESOLUTION (Approval of the information on corporate officers' compensation included in the corporate governance report and referred to in Article L.22-10-9 I. of the French Commercial Code)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code,

Approves, pursuant to Article L.22-10-34 I. of the French Commercial Code, the information mentioned in Article L.22-10-9 I. of the French Commercial Code, contained therein, as presented in the Universal Registration Document including the 2025 Annual Financial Report, Part 3, Section 3.5.1.6.

ELEVENTH RESOLUTION (Approval of the compensation policy for Mr. Mark Pruzanski in his capacity as Chairman of the Board of Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to Article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Chairman of the Board of Directors, Mr. Mark Pruzanski, including the policy applicable to all corporate officers and the provisions specific to him, contained therein, as presented in the notice of meeting brochure relating to this General Meeting published on the Company’s website.

TWELFTH RESOLUTION (Approval of the compensation policy for Mr. Andrew Obenshain in his capacity as Chief Executive Officer)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to Article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Chief Executive Officer, Mr. Andrew Obenshain, including the policy applicable to all corporate officers and the provisions specific to him, contained therein, as presented in the Universal Registration Document including the 2025 Annual Financial Report, Part 3, Sections 3.5.1.1 and 3.5.1.2.

THIRTEENTH RESOLUTION (Total compensation paid to members of the Board of Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors,

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Approves, until otherwise decided, the allocation to members of the Board of Directors of a maximum aggregate amount of 1,500,000 euros, in respect of the compensation provided for in Article L. 225-45 of the French Commercial Code,

Gives, power to the Board of Directors to allocate all or part of this amount among its members in accordance with the terms and conditions it shall determine.

FOURTEENTH RESOLUTION (Approval of the compensation policy of the Company's Directors)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the report on corporate governance referred to in Article L.225-37 of the French Commercial Code describing the components of the compensation policy of corporate officers,

Approves, pursuant to Article L.22-10-8 II. of the French Commercial Code, the compensation policy of the Directors, including the policy applicable to all corporate officers and the provisions specific to them, contained therein, as presented in the Universal Registration Document including the 2025 Annual Financial Report, Part 3, Sections 3.5.1.1 et 3.5.1.3.

FIFTEENTH RESOLUTION (Renewal of the Director term of Ms. Renée Aguiar-Lucander)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors, noting that the Director's term of Ms. Renée Aguiar-Lucander comes to an end after this General Meeting,

Resolves to renew its term for a period of three (3) years, expiring after the 2029 General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2028.

SIXTEENTH RESOLUTION (Renewal of the Director term of Mr. Heinz Maeusli)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors, noting that the Director's term of Mr. Heinz Maeusli comes to an end after this General Meeting,

Resolves to renew its term for a period of three (3) years, expiring after the 2029 General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2028.

SEVENTEENTH RESOLUTION (Appointment of Ms. Camilla Soenderby, as Director of the Company)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors,

Resolves to appoint Ms. Camilla Soenderby as Director for a period of three (3) years, expiring after the 2029 General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2028.

EIGHTEENTH RESOLUTION (Appointment of Ms. Anne Prener, as Director of the Company)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors,

Resolves to appoint Ms. Anne Prener as Director for a period of three (3) years, expiring after the 2029 General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2028.

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NINETEENTH RESOLUTION (Appointment of Ms. Barbara Krebs-Pohl, as Director of the Company)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors,

Resolves to appoint Ms. Barbara Krebs-Pohl as Director for a period of three (3) years, expiring after the 2029 General Meeting convened to approve the financial statements for the fiscal year ended December 31, 2028.

TWENTIETH RESOLUTION (Authorization granted to the Board of Directors to buyback the Company's shares)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, having acquainted itself with the management report of the Board of Directors,

1. Authorizes the Board of Directors, with the power to sub-delegate under the conditions provided for by law and for a period of eighteen (18) months from this day, in accordance with the provisions of Articles L.22-10-62 seq. of the French Commercial Code, Articles 241-1 to 241-5 of the General Regulations of the Autorité des marchés financiers (“AMF”), and the European regulations applicable to market abuse and market practices permitted by the AMF, to purchase, on one or more occasions and at the times it shall determine, a number of ordinary shares of the Company not to exceed 10% of the total number of shares comprising the share capital at any time.

This percentage applies to a number of shares adjusted, if necessary, to reflect transactions that may affect the share capital subsequent to this General Meeting, and when shares are purchased to promote liquidity under the conditions defined by the General Regulations of the AMF, the number of shares taken into account for the calculation of the aforementioned 10% limit corresponds to the number of shares purchased, less the number of shares resold during the authorization period.

Under no circumstances may the Company hold more than 10% of the shares comprising its share capital at any time as a result of acquisitions made by the Company.

2. Resolves that the buyback of these ordinary shares can be carried out in order:

-	to implement and perform obligations related to stock option programs or other share allocations to employees and corporate officers of the Company and, in particular, to allocate shares to employees and corporate officers of the Company in connection with (i) profit-sharing, or (ii) any share purchase, stock option or free share allocation plan under the conditions provided for by law, in particular by Articles L.3331-1 seq. of the French Labor Code (including any sale of shares referred to in Article L.3332-24 of the French Labor Code), and to carry out any hedging transactions relating to such transactions;

-	to purchase or sell shares under a liquidity agreement entered into with an investment services provider, in accordance with the conditions set by the market authorities;

-	to deliver ordinary shares upon the exercise of rights attached to securities carrying rights to shares of the Company by redemption, conversion, exchange, presentation of a warrant or any other means;

-	to reduce the Company's capital by cancelling all or some of the shares acquired; and

-	more generally, to carry out any transaction that may be authorized by law or any market practice that may be admitted by the market authorities, it being specified that, in such a case, the Company would inform its shareholders by means of a press release.

3. Resolves that the maximum unit purchase price may not exceed, excluding charges, forty euros (EUR 40) (or the equivalent value of this amount on the same date in any other currency). The Board of Directors may, however, in the event of transactions affecting the Company's share capital, in particular a change in the par value of the ordinary share, a capital increase by incorporation of reserves followed by the creation and allocation of free shares, a stock split or reverse stock split, distribution of reserves or any other assets, amortization of capital or any other transaction affecting shareholders' equity, adjust the aforementioned maximum purchase price to take into account the impact of such transactions on the value of the share.

4. Resolves that the purchase, sale or transfer of these shares may be carried out and paid for by any means authorized by current or future regulations, on a regulated market, on a multilateral trading facility, with a systematic internalizer or on an electronic communications network, in particular through the purchase or sale of blocks of shares, through the use of options or other forward financial instruments or forward contracts, or through the use of warrants or, more generally, of securities carrying rights to shares of the Company, at the times the Board of Directors shall determine.

Translation for information purpose only

5. Resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers, to carry out, in compliance with the relevant legal and regulatory provisions, the permitted reallocation of shares purchased for one of the objectives of the program to one or more of its other objectives, or to sell them, whether on or off-market.

6. Resolves that the Board of Directors shall have full powers, with the option to sub-delegate such powers, to decide and implement this authorization and to determine the terms and conditions thereof in accordance with the law and this resolution, and in particular to place any and all stock market orders, enter into any and all agreements, in particular for the keeping of registers of purchases and sales of shares, make any and all declarations to the AMF or any other authority, draw up any and all documents, in particular information documents, complete any and all formalities, and generally do whatever is necessary.

7. Acknowledges that the Board of Directors shall inform the General Meeting of the transactions carried out under this authorization, as required by law.

8. Resolves that this authorization, as from its use by the Board of Directors, cancels and replaces, for the remaining period and unused amounts, the authorization granted to the Board of Directors by the general meeting of shareholders of May 22, 2025 (the “Combined General Meeting”), in its 22nd resolution.

EXTRAORDINARY RESOLUTIONS

TWENTY-FIRST RESOLUTION (Authorization to the Board of Directors to reduce the share capital by cancellation of shares)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed managements report of the Board of Directors report and the special report of the Statutory Auditors and acting pursuant to the provisions of Article L.22-10-62 of the French Commercial Code,

1. Authorize the Board of Directors to cancel, in the proportions and at the times it deems fit, in one or more times, all or part of the ordinary shares acquired by the Company and/or which it may acquire in the future under any authorization given by the ordinary general shareholders' meeting pursuant to Article L. 22-10-62 of the French Commercial Code, up to a limit of 10% of the Company's share capital per 24-month period, it being recalled that this 10% limit applies to a number of shares adjusted, if necessary, according to the transactions that may affect the share capital after this General Meeting.

2. Decides that the excess of the purchase price of the ordinary shares over their nominal value will be charged to the "share premium" account or to any available reserve account, including the legal reserve, up to a limit of 10% of the capital reduction carried out.

3. Authorize the Board of Directors to reduce the share capital accordingly.

4. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution and in particular:

-	determine the final amount of such capital reduction, set the terms and conditions thereof and record the completion thereof;

-	charge the difference between the carrying amount of the cancelled ordinary shares and their nominal amount to all available reserves and premiums, including the legal reserve, up to a maximum of 10% of the cancelled capital;

-	amend the bylaws accordingly; and

-	carry out all formalities (in particular with the AMF), take all steps and make all declarations to all institutions and, in general, do all that is necessary.

Translation for information purpose only

5. Decides that the aforementioned delegation is granted for a period of eighteen (18) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes the delegation granted by the Combined General Meeting in its 23rd resolution.

TWENTY- SECOND RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, with shareholders’ preemptive subscription rights maintained)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors and duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L. 225-132 to L. 225-134 and L. 228-91 et seq. of the French Commercial Code,

1. Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, with maintenance of the shareholders’ preemptive subscription rights, of ordinary shares of the Company and/or any securities giving access, immediately or in the future, to ordinary shares to be issued by the Company, including through the free allocation of share subscription warrants, which may be subscribed for either in cash or by offsetting against claims, in the amount and at the times it deems appropriate.

2. Decides that the shareholders shall have, proportionally to the amount of their shares on an irreducible basis, preferential subscription rights over the ordinary shares and securities giving access to the share capital of the Company to be issued and that the Board of Directors may grant shareholders excess subscription rights for ordinary shares or securities issued, to be exercised in proportion to their subscription rights and within the limit of their requests. If the subscriptions on an irreducible basis and, as the case may be, on a reducible basis, do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company pursuant to this resolution, the Board of Directors may use the options provided by Article L. 225-134 of the French Commercial Code, in the order of its choice, or only some of them, and in particular the limitations of the issuance to the amount of subscriptions received, provided that such amount reaches at least three-quarters of the issuance decided upon, or decides to offer to the public all or part of the securities not subscribed in France and/or abroad.

3. Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed two million euros (EUR 2,000,000), it being specified that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution as well as resolutions 23 to 31 of this General Meeting, will count towards this overall cap. Added to this cap will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

4. Decides that securities giving access, immediately or in the future, to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued in France and/or abroad, in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of such debt securities that may be issued pursuant to this resolution shall not exceed five hundred million euros (EUR 500,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies. This amount is a global cap which applies to all of the debt securities whose issuance is provided for pursuant to this resolution and resolutions 23 to 30 of this General Meeting. This cap is independent from the debt securities whose issuance would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Commercial Code.

5. Acknowledges that, in accordance with the provisions of Article L. 225-132 paragraph 6 of the French Commercial Code, this resolution includes the waiver of the shareholders’ preemptive subscription rights over the ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

Translation for information purpose only

6. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issuance and of the securities issued, in particular, the category of the securities issued and set their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued on pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give access to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued; these issuances may be performed by subscription offer as well as by free allotment to the owners of existing shares, including share warrants, and that, in the event of a free allotment, the Board of Directors shall have the right to decide that allotment rights, forming fractions shall not be transferable and that the corresponding securities shall be sold;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws, performed any and all formalities and statements, and call for any authorizations that may be necessary to performed and complete these issuances successfully.

7. Decides that the aforementioned delegation is granted for a period of twenty-six (26) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the Combined General Meeting in its 24th resolution.

The Board of Directors will inform the general meeting of shareholders each year of the transactions performed in accordance with this resolution.

TWENTY-THIRD RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2 1° of the French Code monétaire et financier)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors and duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Article L. 225-129-2, L. 225-135 and L. 22-10-52, and Articles L. 228-91 et seq. of the French Commercial Code,

1. Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, by way of public offerings, excluding offers referred to in Article L. 411-2 1° of the French Commercial Code, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, without shareholders' preemptive subscription rights, of ordinary shares of the Company and/or securities giving access, immediately or in the future, to ordinary shares to be issued by the Company, which may be subscribed for either in cash or by offsetting against claims, in the amount and at the times it deems appropriate.

Translation for information purpose only

Public offerings, performed pursuant to this resolution, may be combined, within one or several simultaneous issuances, with offerings pursuant to the provisions of Article L. 411-2 1° of the French Code monétaire et financier.

2. Decides that the maximum nominal amount of the share capital increases that may be performed, pursuant to this resolution shall not exceed two million euros (EUR 2,000,000), it being specified that this cap will count towards the overall cap of two million euros (EUR 2,000,000) stipulated in paragraph 3 of the 22nd resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3. Decides that securities giving access to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued in France and/or abroad, in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of such debt securities that may be issued pursuant to this resolution shall not exceed five hundred million euros (EUR 500,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that the maximum par value of debt securities that may be issued pursuant to this resolution cannot exceed the overall cap stipulated in paragraph 4 of the 22nd resolution of this General Meeting. This cap is independent from the amount of debt securities whose issuance would be decided or authorized by the Board of Directors pursuant to Article L. 228-40 of the French Commercial Code.

4. Decides to waive the shareholders’ preemptive subscription rights over ordinary shares and securities giving access to the capital of the Company that can be issued pursuant to this resolution.

5. Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

6. Decides that the Board of Directors may grant shareholders a priority right to subscribe to as irreducible and/or reducible amounts, during a period and on the terms set by it, for all or part of an issuance performed pursuant to this resolution. This priority right will be allocated in proportion to shareholders' existing interests in the share capital of the Company in accordance with applicable laws and regulations.

7. Decides that if subscriptions by shareholders do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company, the Board of Directors may use the options provided by Article L. 225-134 of the French Commercial Code in the order of its choice, or only some of them, and in particular the limitation of the issuance to the amount of subscriptions received, provided that such amount reaches at least three-quarters of the issuance decided upon.

8. Delegates full powers to the Board of Directors, pursuant to Article L. 22-10-52 of the French Commercial Code, with the right to subdelegate under the conditions provided by French law, to set the issue price of any securities to be issued under this authorization as follows:

(i) the issue price of the ordinary shares to be issued will be at least equal either to:

– the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing;

– the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris on a period comprising between three (3) and seven (7) consecutive trading days, chosen from the thirty (30) trading days preceding the pricing date;

– the last closing price of the share of the Company on the regulated market of Euronext Paris preceding the pricing date;

which may be reduced by maximum discount of 15%, the Board of Directors may freely choose any of the three formulas set forth above, and

Translation for information purpose only

(ii) the issuance price of the securities to be issued pursuant to this resolution will at least be equal to the amount received immediately by the Company, plus any amount likely to be received later by the Company, where applicable, i.e. for each ordinary share issued as a result of these securities being issued, at least equal to the amount mentioned in paragraph (i) above.

9. Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issuance and of the securities issued, in particular, the category of the securities issued, and set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give entitlement to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, where applicable, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any other financial market located outside of the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

10. Decides that the aforementioned delegation is granted for a period of twenty-six (26) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the Combined General Meeting in its 25th resolution.

The Board of Directors will inform the General Shareholders’ Meeting each year of the final terms of the transactions performed in accordance with this resolution.

TWENTY-FOURTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors and duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Article L. 225-129-2, L. 22-10-51 and L. 22-10-52, and Articles L. 228-91 et seq. of the French Commercial Code,

Translation for information purpose only

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in France and/or abroad, in euros in any other currency or currency units established by reference to several currencies, by way of offerings within the provisions provided for in Article L. 411-2 1° of the French Code monétaire et financier under the conditions and within the limits provided for by law, through the issuance, without shareholders’ preemptive subscription rights, of ordinary shares of the Company and/or securities giving access, immediately or in the future, to ordinary shares to be issued by the Company, which may be subscribed for either in cash or by offsetting against claims, in the amount and at the times it deems appropriate.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution shall not exceed one million euros (EUR 1,000,000), it being specified that this cap is common and will count towards the cap stipulated in paragraph 2 of the 23rd resolution of this General Meeting and that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution will count towards the overall cap of two million euros (EUR 2,000,000) stipulated in paragraph 3 of the 22nd resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company. It is hereby specified that, in any event, the nominal amount of the capital increases performed pursuant to this resolution may not exceed the limit set by the legal and regulatory provisions applicable at the time of issue (i.e., for information purposes, as at the date of this General Meeting, 30% of the share capital per year as assessed on the date of implementation of the authorization by the Board of Directors in accordance with the provisions of Article L.225-136 and Article L.22-10-52 of the French Commercial Code).

3.	Decides that securities giving access to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term and be issued, in France and/or abroad, in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of such debt securities that may be issued pursuant to this resolution shall not exceed five hundred million euros (EUR 500,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, this amount being deducted from the ceiling stipulated in the paragraph 4 of the 22nd resolution of this General Meeting.

4.	Decides that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares and securities giving access to the share capital of the Company issued pursuant to this resolution.

5.	Decides that if subscriptions by shareholders do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company, the Board of Directors may limit the issuance to the amount of subscriptions received provided that such amount reaches at least three-quarters of the issuance decided upon.

6.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

7.	Delegates full powers to the Board of Directors, pursuant to Article L. 22-10-52 of the French Commercial Code, with the right to subdelegate under the conditions provided by French law to be issued under this authorization as follows:

(i) the issue price of the ordinary shares to be issued will be at least equal either to:

– the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing;

– the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris on a period comprising between three (3) and seven (7) consecutive trading days, chosen from the thirty (30) trading days preceding the pricing date;

– the last closing price of the share of the Company on the regulated market of Euronext Paris preceding the pricing date;

which may be reduced by maximum discount of 15%, the Board of Directors may freely choose any of the three formulas set forth above, and

Translation for information purpose only

(ii) the issuance price of the securities to be issued pursuant to this resolution will at least be equal to the amount received immediately by the Company, plus any amount likely to be received later by the Company, where applicable, i.e. for each ordinary share issued as a result of these securities being issued, at least equal to the amount mentioned in paragraph (i) above.

8.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issuance and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give access to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation, as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and roper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any financial market located outside of the European Economic Area; and

-	record the completion of the share capital increases performed in accordance with this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

9.	Decides that the aforementioned delegation is granted for a period of twenty-six (26) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes if any, for the remaining period and unused amounts, the delegation granted by the Combined General Meeting in its 26th resolution.

The Board of Directors will inform the general meeting of shareholders each year of the final terms of the transactions performed in accordance with this resolution.

TWENTY-FIFTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors and duly noting that the share capital has been fully paid up, and acting pursuant to Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L.22-10-49, L. 22-10-51, L. 225-138 and Articles L. 228-91 et seq. of the French Commercial Code,

Translation for information purpose only

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, in France and/or abroad, in euros or in any other currency or currency unit established by reference to several currencies, without shareholders’ preemptive subscription rights, for the benefit of certain specific categories of beneficiaries, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company, which may be subscribed for either in cash or by offsetting against claims.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed two million euros (EUR 2,000,000), it being specified that this cap will count towards the ceiling stipulated in paragraph 2 of the 23rd resolution of this General Meeting, and towards the overall cap of two million euros (EUR 2,000,000) stipulated in paragraph 3 of the 22nd resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides that securities giving access to ordinary shares to be issued by the Company may consist of debt securities or be associated with the issuance of such securities, or allow their issue as intermediated securities and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued, in France and/or abroad, in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed five hundred million euros (EUR 500,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 22nd resolution of this General Meeting.

4.	Decides to waive the shareholders’ preemptive subscription right to ordinary shares and securities that can be issued pursuant to this resolution, and to reserve the ordinary shares and securities to be issued pursuant to this resolution for certain specific categories of beneficiaries presenting any of the following characteristics:

i.	natural or legal persons (including companies) trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or

ii.	companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors; and/or

iii.	French or foreign investment services companies, or any foreign establishment having an equivalent status, able to guarantee the completion of an issue intended to be placed with the persons referred to in (i) and/or (ii) above, and, in this context, to subscribe to the securities that are being issued.

5.	Decides that the Board of Directors, with the right to subdelegate under the conditions provided by French law, will have full authority to implement this resolution, and in particular to determine the list of beneficiaries in accordance with the aforementioned categories of beneficiaries who will benefit from such capital increases and/or issuances of securities, as well as the number of securities to be allocated to each beneficiary.

6.	Decides that if subscriptions by shareholders do not absorb the entire issuance of ordinary shares or securities giving access to the share capital of the Company pursuant to this resolution, the Board of Directors may limit the issuance to the amount of subscriptions received, provided that this amount reaches at least three-quarters of the issuance decided upon.

7.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights to ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

Translation for information purpose only

8.	Decides that the issuance price of the ordinary shares and securities to be issued pursuant to this resolution will be determined by the Board of Directors, with the right to subdelegate under the conditions provided by French law, pursuant to Articles L. 225-138 II of the French Commercial Code, and will at least be equal:

(i)	for the ordinary shares, either to:

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing;

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris on a period comprising between three (3) and seven (7) consecutive trading days, chosen from the thirty (30) trading days preceding the pricing date;

-	the last closing price of the share of the Company on the regulated market of Euronext Paris preceding the pricing date;

which may be reduced by maximum discount of 15%, the Board of Directors may freely choose any of the three formulas set forth above, and

(ii)	(a) the issuance price of shares that may result from the exercise, conversion, exchange or redemption of securities giving access to the Company's capital issued under this authorization may be determined, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board of Directors and applicable after the issue of said securities (for example, on exercise, conversion, redemption or exchange), in which case the maximum discount referred to above may be determined, if the Board of Directors sees fit, on the date of application of said formula (and not on the date of the decision to issue the securities), and (b) the issuance price of the securities to be issued under this resolution, other than shares, will be such that the amount immediately received by the Company plus, where applicable, any amount that may subsequently be received by the Company, for each share issued as a result of the issue of such securities, is at least equal to the amount referred to in paragraph (i) above.

9.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issue and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give entitlement to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market or any financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issues successfully.

10.	Decides that the aforementioned delegation is granted for a period of eighteen (18) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the Combined General Meeting in its 27th resolution.

The Board of Directors will prepare a report for the next ordinary general meeting of the final terms of the operations performed in accordance with this resolution.

Translation for information purpose only

TWENTY-SIXTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in favor of one or more persons specifically designated by the Board of Directors, without shareholders’ preemptive subscription rights)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors and duly noting that the share capital has been fully paid up, and acting pursuant to Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L. 225-138, L. 22-10-49, L. 22-10-52-1 and Articles L. 228-91 et seq. of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the powers to proceed with, one or more issuances, in the amount and at the times it deems appropriate, in France and/or abroad, in euros or in any other currency or currency unit established by reference to several currencies, without shareholders’ preemptive subscription rights, for the benefit of certain specific categories of beneficiaries, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company, which may be subscribed for either in cash or by offsetting against claims.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed one million euros (EUR 1,000,000), it being specified that this cap will count towards the ceiling stipulated in paragraph 2 of the 23rd resolution of this General Meeting, and towards the overall cap of two million euros (EUR 2,000,000) stipulated in paragraph 3 of the 22nd resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company. It is specified that, in any event, the total nominal amount of the capital increases that may be carried out under this delegation may not exceed the limit set by the legal and regulatory provisions applicable at the time of issue (i.e., for information purposes, as at the date of this General Meeting, 30% of the share capital per year as assessed on the date of implementation of the delegation by the Board of Directors in accordance with the provisions of Article L. 225-138 and Article L. 22-10-52-1 of the French Commercial Code).

3.	Decides that securities giving access to ordinary shares to be issued by the Company may consist of debt securities or be associated with the issuance of such securities, or allow their issue as intermediated securities and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities, for a fixed or indefinite term, and be issued, in France and/or abroad, in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed five hundred million euros (EUR 500,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 22nd resolution of this General Meeting.

4.	Decides to waive the shareholders’ preemptive subscription right to ordinary shares and securities that can be issued pursuant to this resolution, and to reserve the ordinary shares and securities to be issued pursuant to this resolution for one or more namely designated persons and to delegate to the Board of Directors the designation of such person(s).

5.	Decides that if the subscriptions do not absorb the entire issuance of shares or securities pursuant to this resolution, the Board of Directors may limit the amount of the issuance to the amount of subscriptions received, provided that such amount reaches at least three-quarters of the issuance decided.

6.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights to ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

Translation for information purpose only

7.	Decides, in accordance with the provisions of Articles L. 22-10-52-1 and R. 22-10-32 of the French Commercial Code, the issuance price of the securities issued pursuant to this resolution will be set by the Board of Directors, in accordance with conditions provided for in applicable regulations on the date this delegation is used and shall be at least equal to the minimum provided for in applicable legal and regulatory provisions on the date this delegation is used (i.e., to date, an issue price at least equal to the last closing price of the last trading session preceding the decision of the Board of Directors to use this delegation, less a maximum discount of 10%).

8.	Decides that that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms and conditions of any issue and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms and conditions for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive, the terms and conditions under which the securities issued pursuant to this resolution could give access to ordinary shares to be issued, the conditions under which such securities could also give entitlement to existing shares or debt securities of the Company, the conditions of their redemption or possible cancellation as well as the possibility of suspending the exercise of the allotment rights attached to the securities to be issued;

-	designate the person or persons for whom the issue is reserved;

-	determine the number of shares to be allotted to each beneficiary;

-	determine when the securities issued will consist of or be associated with debt securities, their fixed or indefinite term, their subordinated or non-subordinated form, and their interest rate;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	enter into any agreement, in particular to ensure the completion and proper execution, in the amount and on the dates it deems appropriate, in France and/or abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issues successfully.

9.	Decides that the aforementioned delegation is granted for a period of eighteen (18) months as from the date of this General Meeting. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the Combined General Meeting in its 28th resolution

The Board of Directors will prepare a report for the next ordinary general meeting of the final terms of the operations performed in accordance with this resolution.

TWENTY- SEVENTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares, immediately or in the future, reserved for certain specific categories of beneficiaries meeting specific characteristics within the framework of an equity financing agreement on the U.S. market called "At-the-market" or "ATM", without shareholders’ preemptive subscription rights)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors and acting pursuant to Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code, and Article L. 22-10-49 of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, in France and/or abroad, in euros or in any other currency or currency unit established by reference to several currencies, without shareholders’ preemptive subscription rights, of ordinary shares in the form of American Depositary Shares or American Depositary Receipts of the Company, which may be subscribed for either in cash or by offsetting against claims.

Translation for information purpose only

2.	Decides that the maximum total nominal amount of the share capital increases that may be performed, pursuant to this delegation shall not exceed one million euros (EUR 1,000,000), it being specified, on the one hand that this cap is common to the ceiling stipulated in paragraph 2 of the 23rd resolution of this General Meeting and is to be deducted from the latter, and on the other hand, that the maximal nominal amount of the capital increases that may result from this resolution is to be deducted from the overall ceiling of two million euros (EUR 2,000,000) stipulated in paragraph 3 of the 22nd resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides to waive the shareholders’ preemptive subscription rights to shares that can be issued pursuant to this resolution, and to reserve the shares to be issued pursuant to this resolution for specific category of beneficiaries as follows:

-	French or foreign credit institution or investment services companies, or any foreign establishment having an equivalent status, intervening within the framework of an ATM program set up by the Company (or any equity financing program of the same nature that may be substituted for it) and providing, within this framework, for the subscription of securities issued by the Company.

4.	Decides that the Board of Directors, with the right to subdelegate under the conditions provided by French law, shall determine the precise list of beneficiaries of this or these reserved capital increase(s) within this category of persons and the number of securities to be allocated to each beneficiary.

5.	Decides that if subscriptions by shareholders do not absorb the entire issuance of shares pursuant to this resolution, the Board of Directors may limit the issuance to the amount of subscriptions received, provided that this amount reaches at least three-quarters of the issuance decided upon.

6.	Decides that the issuance price of the ordinary shares to be issued pursuant to this resolution will be determined by the Board of Directors, with the right to subdelegate under the conditions provided by French law, pursuant to Articles L. 225-138 II of the French Commercial Code, and will at least be equal either to:

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading session preceding the pricing;

-	the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris on a period comprising between three (3) and seven (7) consecutive trading days, chosen from the thirty (30) trading days preceding the pricing date;

-	the last closing price of the share of the Company on the regulated market of Euronext Paris preceding the pricing date;

which may be reduced by maximum discount of 15%, the Board of Directors may freely choose any of the three formulas set forth above, and

7.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the characteristics, amount and terms of any issue and of the securities issued, in particular, the category of the securities issued, and will set, in the light of the information contained in its report, their subscription price, with or without premium, the terms for their payment in full (which may be achieved through cash settlement and/or offsetting liquid and due receivables or partly in cash and partly by incorporating reserves, earnings or premiums), the date of their entitlement to dividends, which may be retroactive;

-	charge, as the case may be, the fees related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

Translation for information purpose only

-	enter into any agreement, in particular to ensure the completion execution, in order to carry out the aforementioned issues on one or more occasions, in the amount and on the dates it deems appropriate, in France and/or where applicable abroad, of the contemplated issuances, as well as defer them, where appropriate;

-	proceed, as the case may be, giving access to ordinary shares admitted to trading on a regulated market and/or any financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed in accordance with this resolution, amend accordingly the by-laws and perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issues successfully.

8.	Decides that the aforementioned delegation is granted for a period of eighteen (18) months as from the date of this General Meeting and supersedes, with immediate effect, any previous authorization for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the Combined General Meeting in its 29th resolution.

The Board of Directors will prepare a report for the next ordinary general meeting of the final terms of the operations performed in accordance with this resolution.

TWENTY-EIGHTH RESOLUTION (Delegation of authority to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights)

The General Shareholders’ Meeting, voting under the rules of quorum and majority required for Extraordinary General Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors, and acting pursuant to the provisions of Articles L. 225-135-1 and R. 225-118 of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to decide, within thirty (30) days following the closing of the subscription, up to a maximum of fifteen percent (15%) of the initial issuance and at the same price as the initial issuance), for each issuance decided pursuant to resolutions 22 to 27 of this General Meeting, to increase the number of shares to be issued as part of share capital increases within the ceiling provided for in the resolution pursuant to which the issue is decided upon.

2.	Decides that the aforementioned delegation is granted for a period of twenty-six (26) months as from the date of this General Meeting (except for resolutions 25 to 27 of this General Meeting, for which this delegation is valid for an 18-months period) and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the Combined General Meeting in its 30th resolution.

The Board of Directors will inform the general meeting of shareholders each year of the final terms of the transactions performed in accordance with this resolution.

TWENTY-NINTH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares and securities giving access to the share capital of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors, duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, in particular Articles L. 225-129-2, L. 22-10-54, and L. 228-91 et seq. of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company, in consideration for the securities contributed to a public exchange offer including an exchange component (on a principal or subsidiary basis) initiated by the Company, in France and/or abroad, in accordance with local regulations on the securities of a company whose shares are admitted to trading on one of the regulated markets listed in Article L. 22-10-54 of the French Commercial Code.

Translation for information purpose only

2.	Decides, as necessary, to the benefit of these securities’ holders, to waive shareholders' preemptive subscription rights over ordinary shares and/or securities to be issued.

3.	Decides that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution shall not exceed one million euros (EUR 1,000,000), it being specified that this cap will count towards the cap stipulated in paragraph 2 of the 23rd resolution of this General Meeting and towards the overall cap of two million euros (EUR 2,000,000) stipulated in paragraph 3 the 22nd resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

4.	Decides that securities giving access, immediately or in the future, to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities with a fixed or indefinite term and be issued, in France and/or abroad, in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed five hundred million euros (EUR 500,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 22nd resolution of this General Meeting. This cap is independent from the debt securities whose issue would be decided on or authorized by the Board of Directors in accordance with Article L. 228-40 of the French Commercial Code.

5.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

6.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	set the exchange ratio as well as, were applicable, the amount of the balance in cash to be paid;

-	determine the terms and conditions of the securities that may be issued pursuant to this resolution;

-	record the number of securities contributed to the exchange;

-	determine the dates, terms and conditions of the issuance, and in particular the price and the date of their entitlement to dividends, which may be retroactive, of the new ordinary shares or securities giving access, immediately and/or in the future, to the share capital of the Company and as the case may be amend the terms and conditions of the securities issued pursuant to this resolution during the duration of the relevant securities and in accordance with the applicable laws and regulations;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	record among the liabilities the contribution share premium, relating to the rights of the shareholders, the difference between the issuance price and of the new shares and their nominal value;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market for ordinary shares or on any other financial market located outside the European Economic Area;

-	take all necessary steps and enter into any agreements to successfully complete the authorized transaction, record the resulting increase(s), and amend the by-laws; and

-	record the completion of the capital increases performed pursuant to this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

Translation for information purpose only

7.	Decides that the aforementioned delegation is granted for a period of twenty-six (26) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the Combined General Meeting in its 31st resolution.

The Board of Directors may, within the limits it has previously set, subdelegate the power granted to it under this resolution.

The Board of Directors will inform the general meeting of shareholders each year of the final terms of the transactions performed in accordance with this resolution.

THIRTIETH RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, in consideration for contributions in kind within the limits set by legal and regulatory provisions, excluding the case of a public exchange offer initiated by the Company)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors, duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, in particular Articles L. 225-129-2, L. 22-10-53, and L. 228-91 et seq. of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed, on the basis of the report of the Statutory Auditors, with, one or more issuances, in France and/or abroad, in euros or in any other currency or currency units established by reference to several currencies, of ordinary shares of the Company and/or securities giving access, immediately and/or in the future, to ordinary shares to be issued by the Company, in order to remunerate contributions in kind granted to the Company and consisting of equity securities or securities giving access to the share capital, when the provisions of Article L. 22-10-54 of the French Commercial Code are not applicable.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed pursuant to this resolution shall not exceed the limit set by the laws and regulations in force at the time this authorization is used (currently 20% of the share capital of the Company at the date of the transaction), it being specified that this cap will count towards the ceiling set out in paragraph 2 of the 23rd resolution of this General Meeting and towards the overall cap of two million euros (EUR 2,000,000) stipulated in paragraph 3 of the 22nd resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides that securities giving access, immediately or in the future, to ordinary shares to be issued by the Company may notably consist of debt securities or be associated with the issuance of such securities, or allow their issuance as intermediate securities, and that the debt securities issued pursuant to this resolution may take the form of subordinated or non-subordinated securities with a fixed or indefinite term and be issued, in France and/or abroad, in euros, or in any other currency or currency units established by reference to several currencies.

The maximum nominal amount of debt securities that may be issued pursuant to this resolution shall not exceed five hundred million euros (EUR 500,000,000) or the counter-value of this amount in another currency or in any currency units established by reference to several currencies, it being specified that this cap cannot exceed the overall cap stipulated in paragraph 4 of the 22nd resolution of this General Meeting. This cap is independent from the debt securities whose issuance would be decided on or authorized by the Board of Directors in accordance with Article L. 228-40 of the French Commercial Code.

4.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company to which any securities issued pursuant to this resolution may entitle them.

Translation for information purpose only

5.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	decide, pursuant to the special report of the Statutory Auditors, referred to in the 1st and 2nd paragraphs of Article L. 22-10-53 of the French Commercial Code, on the valuation of the contributions and the granting of any special benefits;

-	draw up a list of the shares or the securities brought to the exchange, set the exchange parity and, as the case may be, the amount of the cash balance to be paid;

-	determine the dates, terms and conditions of the issuance, and in particular the price and the date of their entitlement to dividends, which may be retroactive, of the new ordinary shares or securities giving access, immediately and/or in the future, to the share capital of the Company;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	take all necessary measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, contractual provisions that provide for other cases of adjustment;

-	have shares, securities to be issued or securities issued through the exercise of securities giving access to shares to be issued, admitted to trading on a regulated market for ordinary shares or on any other financial market located outside the European Economic Area; and

-	record the completion of the share capital increases performed pursuant to this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

6.	Decides that the aforementioned delegation is granted for a period of twenty-six (26) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the Combined General Meeting in its 32nd resolution.

The Board of Directors may, within the limits it has previously set, subdelegate the power granted to it under this resolution.

The Board of Directors will inform the general meeting of shareholders each year of the final terms of the transactions performed in accordance with this resolution.

THIRTY-FIRST RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, by the Company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code de travail, without shareholders' preferential subscription rights)

The General Meeting, voting under the rules of quorum and majority required for extraordinary meetings, and having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors prepared in accordance with applicable laws and pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, Articles L. 225-129-2, L. 225- 129-6, L. 225-138 I of the French Commercial Code, and Article L.3332-18 et seq. of the French Code du Travail.

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, on its own initiative, of ordinary shares of the Company and/or securities giving access immediately and/or in the future, to ordinary shares to be issued by the Company, reserved for employees of the Company and its affiliates pursuant to Article L. 225-180 of the French Commercial Code, who are members of a company savings plan, to be instituted at the initiative of the Company and/or any mutual funds through the intermediary from which the new shares thus issued would be subscribed by them.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed four thousand three hundred euros (EUR 4,300), it being specified that this cap will count towards the overall cap of two million euros (EUR 2,000,000) stipulated in paragraph 3 the 22nd resolution of this General Meeting. Added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

Translation for information purpose only

3.	Decides to waive shareholders’ preemptive rights to ordinary shares of the Company and/or securities to be issued, where applicable freely granted, pursuant to this resolution which includes the waiver of the shareholders’ preemptive subscription rights to the ordinary shares of the Company to which the securities that would be issued pursuant to this resolution entitle them.

4.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company shares to which any securities issued pursuant to this resolution may entitle them.

5.	Decides that the issuance price for new shares or securities to be issued pursuant to this resolution shall be set in accordance with Article L. 3332-19 of the French Code du travail, and decide to set the maximum discount at 20%. However, this General Meeting expressly authorizes the Board of Directors to reduce this discount or not to grant it, in particular in accordance with the regulations applicable in the countries where the new shares or securities to be issued will be offered.

6.	Decides, pursuant to the provisions of Article L.3332-21 of the French Code du travail, that the Board of Directors may freely grant to the beneficiaries, as defined above, newly issued shares or shares to be issued or other securities giving access to the Company's share capital to be issued or already issued in respect of (i) the contribution that may be paid pursuant to the regulations governing company savings plans, and/or (ii) where applicable, the discount.

7.	Decides that, in the event that the beneficiaries as defined above have not subscribed to the entire share capital increase within the time limit allotted, the share capital increase would only be performed for the amount of the shares subscribed, and that the unsubscribed shares may be offered again to the said beneficiaries within the scope of a subsequent capital increase.

8.	Decides that the Board of Directors will have full authority, within the limits and conditions specified above, to determine the terms and conditions of share capital increases, defer them, and in particular to:

-	establish a savings plan, in accordance with Articles L. 3332-1 et seq. of the French Code du travail;

-	decide that the issuances may be performed directly to the advantage of the beneficiaries or through collective securities investment funds (UCITS);

-	determine the terms and conditions of the issuances, to be made pursuant to this resolution and in particular dividend rights, the terms and conditions for paying up, the subscription price of ordinary shares or securities giving access to the capital under the legal conditions;

-	determine the opening and closing dates of subscriptions;

-	set the timeframe allotted to subscribers for the payment of their ordinary shares or securities giving access to the share capital of the Company;

-	take all due measures to preserve the rights of the holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, as the case may be, other contractual provisions that provide for other cases of adjustment;

-	record the completion of the share capital increases performed pursuant to this resolution and amend the by-laws accordingly, perform any and all formalities and statements, and call for any authorizations;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	have shares, securities to be issued or shares to be issued by the exercise of the right attached to the securities giving access to the share capital, admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

-	perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

Translation for information purpose only

9.	Decides that the aforementioned delegation is granted for a period of twenty-six (26) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose.

THIRTY-SECOND RESOLUTION (Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and in accordance with the provisions of Articles L. 225-129-2 and L. 22-10-50, of the French Commercial Code,

1.	Delegates to the Board of Directors, with the right to subdelegate under the conditions provided by French law, the authority to proceed with, one or more issuances, in the amount and at the times it deems appropriate, by incorporation, successive or simultaneous, into the share capital of reserves, profits, premiums or any other sums whose capitalization may be allowed, to be realized by increasing the par value of existing ordinary share and/or by granting new ordinary shares free of charge.

2.	Decides that the maximum nominal amount of the share capital increases that may be performed, immediately or in the future, pursuant to this resolution shall not exceed forty thousand euros (EUR 40,000) it being specified that this cap is set independently and separately from the caps for share capital increases resulting from issuances of ordinary shares or securities authorized by the other resolutions submitted to this General Meeting and by the resolutions adopted, and still in force, at any previous general meeting of shareholders, and that added to those caps will be, as the case may be, the aggregate par value of any additional shares to be issued in order to preserve, in accordance with applicable laws and regulations, and, as the case may be, other contractual provisions that provide for other cases of adjustment, the rights of holders of securities giving access to the share capital of the Company.

3.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

-	determine the amount and nature of the sums to be incorporated into the share capital of the Company;

-	determine the number of new ordinary shares to be issued and/or the amount by which the nominal value of the existing shares composing of the share capital will be increased;

-	determine the date of their entitlement to dividends, which may be retroactive, or from which the increase in the par value of existing equity securities will take effect;

-	decide, where applicable, that fractional rights will be neither negotiable nor transferable and that the corresponding shares will be sold, the sums resulting from the sale being allocated to the holders of the rights within the period provided for by the applicable regulations;

-	take all necessary measures to protect the rights of holders of securities or other rights giving access to the share capital of the Company, in accordance with applicable laws and regulations and, contractual provisions providing for other cases of adjustment;

-	charge, as the case may be, the fees and expenses related to the share capital increases against the related premiums, and, if it deems it appropriate, deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new total share capital resulting from each issuance;

-	have shares admitted to trading on a regulated market or any other financial market located outside the European Economic Area; and

-	record the completion of the capital increases performed pursuant to this resolution, amend accordingly the by-laws and, perform any and all formalities and statements, and call for any authorizations that may be necessary to perform and complete these issuances successfully.

4.	Decides that the aforementioned delegation is granted for a period of twenty-six (26) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the Combined General Meeting in its 34th resolution.

THIRTY-THIRTH RESOLUTION (Authorization to the Board of Directors to grant free shares to employees and/or certain corporate officers)

Translation for information purpose only

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors, duly noting that the share capital has been fully paid up, and pursuant to in accordance with the provisions of Articles L. 225-197-1 and L. 225-197-2 of the French Commercial Code,

1.	Authorizes the Board of Directors to proceed with, on one or more occasions, the allocation of free ordinary shares of the Company, existing or to be issued, to the benefit of:

•	employees of the Company or of companies directly or indirectly related to it, to the within the meaning of Article L.225-197-2 of the French Commercial Code, and/or

•	corporate officers who meet the conditions set out in Article L.225-197-1, II of the French Commercial Code,

the identity of which shall be determined by the Board of Directors in accordance with the allocation criteria and conditions defined by it, it being reminded (i) that no shares may be allocated to employees and corporate officers each holding more than 10% of the Company's share capital and (ii) that a free allocation may not have the effect of conferring on any employee or corporate officer more than 10% of the Company's share capital. Only Company shares held directly by an employee or corporate officer for less than seven years are included in this percentage.

2.	Decides that the total number of free shares granted may not exceed (i) 8.1% of the share capital on the date of the decision of their grant by the Board of Directors, it being specified that the aggregate nominal amount of all capital increases that may be carried out pursuant to this resolution may not exceed (ii) a ceiling of 8.1% of the fully-diluted share capital as recorded on the date of this General Meeting (the ceiling referred to in (ii), the “Common Ceiling”).

3.	Decides that the Board of Directors shall have the power to adjust the number of free shares granted, within the limit of the aforementioned ceiling, in the event of transactions affecting the Company's share capital that may be carried out, in order to preserve the rights of the beneficiaries. In the event of an adjustment, the shares granted will be deemed to have been granted on the same day as the shares initially granted.

4.	Decides that free shares granted to a given beneficiary by the Board of Directors which would not give rise to a definitive grant at the end of the Vesting Period (as defined below) may be the subject of a new grant and will then no longer be taken into account for the calculation of the ceiling defined above.

5.	Decides, in accordance with the wording of Article L.225-197-1 of the French Commercial Code, that the granting of free shares to their beneficiaries will be definitive at the end of a vesting period, the duration of which will be set by the Board of Directors, but may not be less than one (1) year from the date of the Board of Director's decision to grant (the "Vesting Period"), which may be subject to a lock-up obligation for the shares that runs from the date of the definitive grant of the shares (the "Retention Period"), it being specified that the cumulative period of the Vesting Period and the Retention Period may not be less than two (2) years.

As an exception, the definitive grant will take place before the end of the Vesting Period in the event of the death of the beneficiary and in the event of disability of the beneficiary corresponding to the classification in the second and third of the categories provided in Article L.341-4 of the French Code de la Sécurité Sociale.

6.	Acknowledges that this authorization automatically entails the waiver by the shareholders of their preferential subscription rights to the ordinary shares to be issued on the basis of this authorization.

7.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

•	set, in accordance with the legal conditions and limits, the dates on which the allocations will be made;

•	set the conditions and criteria for the allocation of free shares and, in particular, determine whether the free shares allocated are shares to be issued or existing shares, it being specified that the Board of Directors may defer its choice until the day before the end of the Vesting Period;

•	in the event of the issuance of new shares, charge, if necessary, the sums required to pay up the said shares to reserves, profits or issue premiums, record the completion of the capital increases carried out pursuant to this authorization, make the corresponding amendments to the bylaws and accomplish all necessary acts and formalities;

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•	determine, in accordance with these conditions and criteria, the identity of the beneficiaries of the bonus share allocation and the number of shares allocated to each of them, as well as the terms and conditions for the allocation of the shares, and in particular the duration of the Vesting Period and the Retention Period for the shares thus allocated within the following limits fixed;

•	subject, where applicable, the definitive acquisition of all or part of the shares, to the achievement of one or more of the following conditions of performance that it will determine, it being specified that the allocations to the benefit of the executives corporate officers may only act (i) under the conditions provided for in Article L.22-10-60 of the French Commercial Code, or (ii) under the conditions provided for in Article L.225-197-6 of the French (ii) subject to the fulfillment of performance conditions that the Board of Directors may set determine and in compliance with the conditions of Article L. 225-197-1 II of the French Commercial Code;

•	decide on the number of shares to be issued or existing shares;

•	adjust the number of free shares granted during the Vesting Period, if necessary, to take into account any transactions affecting the Company's share capital in order to preserve the rights of the beneficiaries under the terms and conditions that it may freely determine; and

•	record the completion of the capital increases up to the amount of shares that will actually be issued allocated free of charge to persons designated by the Board of Directors, amend the bylaws, deduct the sums necessary to increase the legal reserve to one-tenth of the new share capital after each increase, and to proceed with all formalities and declarations, to request any authorizations that may be necessary for the completion and successful completion of this issuance, enter into any agreement, in particular to reach the completion of the planned issues, take all measures and carry out all formalities necessary for the issuance, the listing and to the financial service of the securities issued pursuant to this delegation, as well as to the exercise of the rights which are attached to it, and generally do what is necessary.

8.	Decides that the aforementioned delegation is granted for a period of thirty-eight (38) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the general shareholders’ meeting of December 11, 2024 in its 60th resolution.

THIRTY-FOURTH RESOLUTION (Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors, duly noting that the share capital has been fully paid up, and acting pursuant to the provisions of Article L. 225-177 and seq. of the French Commercial Code,

1.	Authorizes the Board of Directors to grant, on one or more occasions, share subscription or share purchase options to employees or corporate officers of the Company or French or foreign companies or groups related to it within the meaning of Article L.225-180 of the French Commercial Code, or certain categories of them.

2.	Decides that the total number of options that may be granted under this resolution may not entitle their holders to subscribe for or acquire a total number of new or existing shares representing more than 8.1% of the share capital on the date of the decision to grant them by the Board of Directors, it being specified that the nominal amount of all capital increases that may be carried out pursuant to this resolution shall be charged against the Common Ceiling set in point 2) of the thirty-third (33rd) resolution of this General Meeting.

3.	Resolves that the shares that may be obtained by exercising the share purchase options granted under this resolution may be acquired by the Company, as the case may be, under the share buyback program covered by the 20th resolution of this General Meeting pursuant to Article L.22-10-62 of the French Commercial Code or any share buyback program previously or subsequently applicable.

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4.	Acknowledges that this resolution includes the waiver of the shareholders’ preemptive subscription rights over ordinary shares of the Company shares to which any securities issued pursuant to this resolution may entitle them.

5.	Decides that the exercise price of the options granted under this resolution will be set by the Board of Directors as follows:

•	the exercise price of the share subscription option shall not be less than 80% of the average purchase price of the Company's shares on Euronext Paris regulated market during the twenty (20) trading sessions preceding the day on which the options are granted,

•	in addition, the exercise price of the share purchase options shall not be less than 80% of the average purchase price of the shares held by the Company under the share buyback program authorized according to the 20th resolution of this General Meeting pursuant to Article L.22-10 62 of the French Commercial Code or any share buyback program previously or subsequently applicable.

6.	Decides that the options granted must be exercised within a period of 10 years from the date of their grant by the Board of Directors.

7.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

•	set, in accordance with the legal conditions and limits, the dates on which the options will be granted;

•	determine the list of beneficiaries, the number of options granted to each of them and the terms and conditions for granting and exercising of the options;

•	set the conditions for exercising the options and, in particular, limit, restrict or prohibit (a) the exercise of the options (including, as the case may be, performance conditions to be met) or (b) the sale of the shares obtained by exercising the options, during certain periods or following certain events, and its decision may (i) relate to all or part of the options and (ii) concern all or part of the beneficiaries;

•	decide the conditions under which the price and/or the number of shares to be subscribed or acquired will be adjusted in the cases provided for by French law; and

•	more generally, enter into all agreements, draw up all documents, record capital increases following the exercise of the options, amend the bylaws accordingly if necessary, carry out all formalities and make all declarations to all authority and do all that would otherwise be necessary.

8.	Decides that the aforementioned delegation is granted for a period of thirty-eight (38) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the general shareholders’ meeting of December 11, 2024 in its 61st resolution.

The Board of Directors will inform the general meeting of shareholders each year of the operations carried out in the context of this resolution.

THIRTY-FIFTH RESOLUTION (Delegation of authority to the Board of Directors to decide on the issuance of share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors, and in accordance with the provisions of Article L. 225-138, L. 225-129-2, L. 228-91 and seq. of the French Commercial Code,

1.	Delegates to the Board of Directors its authority to issue, on one or more occasions, ordinary share subscription warrants (the "2026 BSAs"), without shareholders' preferential subscription right to the said 2026 BSAs, each 2026 BSAs giving the right to subscribe for one ordinary share of the Company with a par value of 0.01 euro.

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2.	Decides that the total number of 2026 BSAs granted under this resolution may not entitle their holders to subscribe for or acquire a total number of new or existing shares representing more than 8.1% of the share capital on the date of the decision of their grant by the Board of Directors, to which may, where applicable, be added the nominal amount of the shares to be issued in order to preserve the rights of the holders of the 2026 BSAs, should such preservation be required, it being specified that this limit shall be charged against the Common Ceiling as set out in point 2) of the thirty-third (33rd) resolution of this General Meeting.

3.	Decides to cancel the shareholders' preferential subscription right to the 2026 BSAs and to reserve the subscription of the said 2026 BSAs in favor of natural or legal entities meeting one of the following:

•	executive employees or executive officers or members of the Company's management team who are not corporate officers, or

•	members of the Board of Directors (including members of any research committee or those serving as censor) in office on the date of grant of the warrants, who are not executive officers of the Company or one of its subsidiaries, or consultants, managers or partners of companies providing services to the Company that have entered into a consulting or service agreement with the Company in force at the time of use of this delegation by the Board of Directors, or

•	employees of the Company or a subsidiary of the Company,

(together, the "Beneficiaries").

4.	Specifies that pursuant to the provisions of Articles L.228-91 and L.225-132 of the French Commercial Code, this decision entails, in favor of the holders of 2026 BSAs, the waiver by the shareholders of their preferential subscription right to the ordinary shares to which the 2026 BSAs entitle them.

5.	Decides that:

•	the 2026 BSAs will not be the subject of a request for admission to trading on any market. They will be transferable. They will be issued in registered form and will be registered in an account;

•	the 2026 BSAs must be exercised within the exercise period determined by the Board of Directors, which may not exceed ten (10) years from their issuance and those that have not been exercised at the end of this period will automatically become null and void;

•	the issue price of a 2026 BSA will be determined by the Board of Directors on the day of the issuance of the said 2026 BSA in the light of the report of an independent expert appointed by the Board of Directors, depending on the characteristics of the latter;

•	the issue price of the 2026 BSAs must be paid up in full at the time of subscription, by cash settlement or by offsetting against liquid and due receivables;

•	the issue price of one ordinary share to be subscribed for pursuant to the exercise of the 2026 BSAs shall be determined by the Board of Directors at the time of the grant of the 2026 BSAs and shall be equal to the volume-weighted average share price of the last twenty (20) trading days preceding the date of grant of the 2026 BSAs by the Board of Directors as long as the Company's shares are admitted to trading on the regulated market of Euronext Paris (the "Exercise Price"); and

•	the ordinary shares thus subscribed shall be fully paid up at the time of their subscription, either by cash payment or by offsetting against liquid and payable debts.

6.	Decides that in the event that, as long as the 2026 BSAs have not been fully exercised, the Company will proceed with one of the transactions mentioned below:

•	issue of securities with preferential subscription rights for shareholders; or

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•	capital increase by incorporation of reserves, profits or share premiums; or

•	distribution of reserves in cash or securities,

the rights of the holders of the 2026 BSA would be reserved under the conditions provided for in Article L.228 98 of the French Commercial Code.

7.	Authorizes the Company to modify its purpose, amortize its capital, modify the distribution of profits or distribute reserves in accordance with the provisions of Article L.228-98 of the French Commercial Code.

8.	Authorizes the Company to require the holders of the 2026 BSAs to buy back or reimburse their rights as provided for in Article L.228-102 of the French Commercial Code.

9.	Decides that the Board of Directors will have full authority, with the right to subdelegate under the conditions provided by French law, to implement this resolution, and in particular to:

•	to establish the list of beneficiaries among the persons fulfilling the characteristics specified above and to set the number of 2026 BSAs allocated to each of them;

•	issue and allocate the 2026 BSAs and set the subscription price, the exercise conditions and the final terms of the 2026 BSAs, in particular the exercise schedule and the cases of acceleration of the exercise conditions in accordance with the provisions of this resolution and within the limits set in this resolution;

•	set the price of the ordinary share that may be subscribed for upon exercise of a 2026 BSAs under the aforementioned conditions;

•	determine the dates and terms of the issuance of ordinary shares to be carried out pursuant to this delegation of authority in accordance with the legal and statutory requirements;

•	receive the subscription to the said 2026 BSAs and record the completion of the definitive issuance of the 2026 BSAs under the conditions set out above and their allocation;

•	record the number of ordinary shares issued following the exercise of the 2026 BSAs, carry out the formalities following the corresponding capital increases and make the corresponding amendments to the bylaws, and have the ordinary shares thus issued admitted to trading on Euronext Paris regulated market, as the case may be;

•	to take all measures to ensure the protection of the holders of the 2026 BSAs in the event of a financial transaction concerning the Company, in accordance with the legal and regulatory provisions in force; and

•	in general, to take any measure and carry out any formality useful to this issuance.

9.	Decides that the aforementioned delegation is granted for a period of eighteen (18) months as from the date of this General Meeting and terminates, with immediate effect, any previous delegation granted for the same purpose. It therefore supersedes, if any, for the remaining period and unused amounts, the delegation granted by the general shareholders’ meeting of December 11, 2024 in its 62nd resolution.

The Board of Directors will inform the general meeting of shareholders each year of the operations carried out in the context of this resolution.

THIRTY-SIXTH RESOLUTION (Decision to be taken in application of Article L. 225-248 of the French Commercial Code (shareholders' equity less than half the share capital))

The General Meeting, voting under the rules of quorum and majority required for extraordinary general shareholders’ meetings, having reviewed the management report of the Board of Directors and in accordance with Article L. 225-248 of the French Commercial Code,

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Acknowledges that the losses recorded in the Company's annual financial statements show that shareholders' equity is less than half the share capital, and that it is therefore incumbent on the Board to decide whether to dissolve the Company early,

Acknowledges that if dissolution is ruled out, the Company will have a period of time, in accordance with the provisions of Article L 225-248 paragraph 2 of the French Commercial Code, expiring at the latest at the close of the second financial year following that in which the losses were recognized, to regularize the situation, in accordance with the conditions laid down by the legal and regulatory provisions in force,

Resolves, in view of the foregoing, not to dissolve the Company early and to continue its operations,

Acknowledges that this decision will be subject to the publicity measures provided for by the legal and regulatory provisions in force, and that the Company will be required to reconstitute its shareholders' equity within the aforementioned timeframe.

THIRTY-SEVENTH RESOLUTION (Harmonization of the articles of association of the Company with applicable laws and regulations, resulting from the French Decree no. 2026-94 of February 13, 2026 relating to the modernization of communication means with their shareholders of some commercial companies)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general shareholders’ meetings, having reviewed the management report of the Board of Directors,

Decides to harmonize the articles of association of the Company with legal and regulatory provisions resulting from the French Decree no. 2026-94 of February 13, 2026 relating to the modernization of communication means with their shareholders of some commercial companies,

Decides to amend article 26 (Convening of general meetings) of the articles of associations as follows:

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[…]

If the Board of Directors decides, at the time the General Meeting is called, to allow proxy forms to be submitted electronically, the electronic signature on such forms may be generated by a reliable shareholder identification process that ensures the shareholder’s connection to the remote form to which the signature is attached. Votes cast in this manner prior to the General Meeting via this electronic means, as well as the acknowledgment of receipt provided, shall be considered irrevocable written documents enforceable against all parties. The proxy is, however, revocable in the same manner as that required for the appointment of the proxy holder. In the event of a transfer of ownership of shares occurring before midnight (Paris time) on the second business day preceding the General Meeting, the company will invalidate or modify accordingly, as the case may be, the proxy or the vote cast prior to the General Meeting by this electronic means.

[…]

[…]

If the Board of Directors decides, at the time the General Meeting is called, to allow proxy forms to be submitted electronically, the electronic signature on such forms may be generated by a reliable shareholder identification process that ensures the shareholder’s connection to the remote form to which the signature is attached. Votes cast in this manner prior to the General Meeting via this electronic means, as well as the acknowledgment of receipt provided, shall be considered irrevocable written documents enforceable against all parties. The proxy is, however, revocable in the same manner as that required for the appointment of the proxy holder. In the event of a transfer of ownership of shares occurring before midnight (Paris time) on the fifth business day preceding the General Meeting, the company will invalidate or modify accordingly, as the case may be, the proxy or the vote cast prior to the General Meeting by this electronic means.

[…]

THIRTY-EIGHTH RESOLUTION (Amendment of article 23 (censor) of the articles of association of the Company)

The General Meeting, voting under the rules of quorum and majority required for extraordinary general shareholders’ meetings, having reviewed the management report of the Board of Directors, decides to grant the option to the Board of Directors to appoint up to three (3) censors, and decide, accordingly, to amend article 23 (Censors) of the articles of associations as follows:

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[…]

The Board of Directors may appoint, upon proposal of the Chairman, censors which number shall not exceed two (2). The censors shall be appointed for a period of three (3) years. They may be renewed. They may be removed at any time upon decision of the Board of Directors.

[…]

[…]

The Board of Directors may appoint, upon proposal of the Chairman, censors which number shall not exceed three (3). The censors shall be appointed for a period of three (3) years. They may be renewed. They may be removed at any time upon decision of the Board of Directors.

[…]

THIRTY-NINTH RESOLUTION (Decision to issue share subscription warrants of the Company without shareholders’ preferential subscription rights to the benefit of the European Investment Bank and delegation of authority to the Board of Directors)

The General Meeting, acting in accordance with the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and having verified that the share capital has been fully paid up, in accordance with the provisions of Articles L. 225-129 et seq. of the French Code de commerce, and in particular Articles L. 225-129-2, L. 225-135, L. 225-138, L. 22-10-49, L. 22-10-52-1, and the provisions of Articles L. 228-91 et seq. of said French Code de commerce,

In the context of the financing entered into with the European Investment Bank (the “EIB”) on May 16, 2022 for a maximum amount in principal of €50 million (the “EIB Loan”), the Company issued two tranches of share subscription warrants to subscribe for new ordinary shares of the Company to the EIB, including constraining contractual mechanisms, such as anti-dilution and a put option provisions (the “2022 EIB Warrants”). As part of a plan to fully refinance the EIB Loan as well as to rationalise the Company’s share capital structure announced on in June 1st 2026, it has been decided to (i) on the one hand, to repurchase and cancel a significant portion of these 2022 EIB Warrants, together with the early repayment of the outstanding EIB Loan (in principal and accrued interests), and, (ii) on the other hand, to substitute the remaining 2022 EIB Warrants with the issuance of new share subscription warrants giving the right to subscribe to new ordinary shares of the Company to the EIB, without certain specific rights awarded to the EIB in respect of the 2022 EIB Warrants (notably the anti-dilution mechanisms or put option), subject to the approval of the shareholders’ general meeting of the Company.

This resolution therefore aims to authorize the issuance of such new share subscription warrants to the EIB in connection with this restructuring.

1.	Resolves to issue, with the exclusion of shareholders’ preferential subscription rights in favor of the European Investment Bank, whose registered office is located at 98-100, boulevard Konrad Adenauer L-2950 Luxembourg Grand Duchy of Luxembourg, number of fifteen million six hundred seventy-seven thousand five hundred seventy-three (15,677,573) new share subscription warrants (the "EIB Warrants"), to be issued at a subscription price of one euro cent (€0.01) per EIB Warrant, each entitling the holder, upon payment of an exercise price of one euro cent (€0.01), to subscribe for one ordinary share of the Company with a par value of one euro cent (€0.01), up to a maximum of fifteen million six hundred seventy-seven thousand five hundred seventy-three (15,677,573) ordinary shares (without prejudice to any subsequent adjustments made to preserve the rights of the holders of EIB Warrants, in accordance with applicable law and regulations and the terms and conditions of the EIB Warrants).

2.	Resolves accordingly that the nominal amount of the capital increase that may be carried out in the future pursuant to this resolution shall correspond to the issuance of fifteen million six hundred seventy-seven thousand five hundred seventy-three (15,677,573) ordinary shares with a par value of 0.01 euro each, to which may be added the nominal amount of shares to be issued to preserve the rights of the EIB in accordance with applicable laws and regulations and the terms and conditions of the EIB Warrants, it being specified that said nominal amount shall not be counted toward the maximum nominal amount of capital increases of two million euros (€2,000,000) set forth in paragraph 3) of the 22nd resolution of this General Meeting.

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3.	Resolves that the subscription price of the EIB Warrants issued pursuant to this resolution shall be paid in full upon subscription, by payment in cash and/or by set-off against liquid and due receivables, at the time of their subscription.

4.	Takes note, in accordance with the provisions of Article L. 225-132, paragraph 6, of the French Code de commerce, that this resolution entails the shareholders’ waiver, in favor of the EIB, of their preferential subscription rights to the Company’s shares to which the EIB Warrants issued pursuant to this delegation entitle them.

5.	Resolves to establish the main provisions of the terms and conditions of the EIB Warrants as follows:

General	The EIB Warrants are securities giving access to the capital (valeurs mobilières donnant accès au capital) within the meaning of Article L. 228-91 et seq. of the French Code de commerce. They will not be admitted to trading on the regulated market Euronext Paris.
Exercise Period

The EIB Warrants shall be exercisable as of the end of the 90-day lock-up period beginning on the date of execution of the Master Agreement, which is expected to occur around June 1, 2026 and until the maturity date of the EIB Warrants which will be January 4, 2036.

EIB Warrants not exercised within this period shall lapse and shall be deemed automatically null and void and irrevocably cease to be exercisable.

Exchange Ratio

Each EIB Warrant shall entitle the holder to one new ordinary share of the Company, subject to adjustments as provided in applicable laws and regulations and the terms and conditions of the EIB

Warrants.

Subscription price, payment terms and exercise price

The subscription price of each EIB Warrant, i.e., one euro cent (€0.01), is payable upon subscription by payment in cash and/or by set-off against liquid and due receivables held by the subscriber.

The exercise price of each EIB Warrant shall be one euro cent (€0.01).

Gross proceeds upon exercise of all subscription warrants

In the event of the exercise of all fifteen million six hundred seventy-seven thousand five hundred seventy-three (15,677,573) EIB Warrants, the gross proceeds from the exercise of the EIB Warrants will total of one hundred fifty-six thousand seven hundred seventy-five euros and seventy-three cents (156,775.73) euros, representing a capital increase with a total nominal amount of one hundred fifty-six thousand seven hundred seventy-five euros and seventy-three cents (€156,775.73) (without prejudice to any adjustment in accordance with applicable laws and regulations and in the terms and conditions of the EIB Warrants).

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Rights attached to shares resulting from the exercise of subscription warrants and dividend entitlement date	The ordinary shares to be issued upon exercise of the EIB Warrants will be ordinary shares of the same class as the Company’s existing ordinary shares and shall be issued with the same rights as all Company’s existing ordinary shares. They will carry full dividend rights and will be subject to all provisions of the Company’s articles of association as well as to the resolutions of the shareholders’ meetings as of their date of issuance.
Listing of shares resulting from the exercise of subscription warrants	The ordinary shares to be issued upon exercise of the EIB Warrants will be subject to an application for admission to trading on the regulated market Euronext Paris on the same mnemonic as the Company’s existing shares.
Preservation of the rights of subscription warrant holders	The preservation of the rights of subscription warrant holders in the event of financial transactions will be ensured by adjusting the exercise conditions pursuant to the legal provisions of the French Code de commerce and the terms and conditions of the EIB Warrants.

6.	Resolves that in the event of a capital increase, a merger by absorption, a merger, a demerger, or the issuance of new equity securities or new securities giving access to the capital, or other financial transactions involving a preferential subscription right or reserving a priority subscription period for the benefit of the Company’s shareholders, the Company shall be entitled to suspend the exercise of the EIB Warrants for a period not exceeding three months or any other period set by applicable regulations (the exercise period being extended by the same period).

7.	Resolves that the Board of Directors shall have full authority, with the power to subdelegate under the conditions provided by law, to implement this resolution, and in particular to:

•	determine the fulfilment of any applicable conditions precedent relating to the implementation of this resolution, or, where applicable, the waiver of certain thereof;

•	determine the terms and conditions of the issuance of the EIB Warrants;

•	finalize the terms and conditions of the EIB Warrants in accordance with the terms set forth by this General Meeting;

•	determine the final number of EIB Warrants to be issued;

•	take all necessary or useful steps for the final issuance of the EIB Warrants (including, in particular, obtaining the EIB’s subscription, confirming the receivables to be used for the set-off of the subscription price of the EIB Warrants and acknowledging receipt of the payment of the subscription price);

•	take all necessary or useful steps to carry out the capital increases resulting from the exercise of the EIB Warrants (including, in particular, receiving the subscription price for the Company’s new ordinary shares issued upon exercise of the EIB Warrants);

•	where applicable, make any deduction from the issue premium(s) resulting from the issuance of the EIB Warrants;

•	arrange for the admission to trading on Euronext Paris of the new ordinary shares issued upon exercise of the EIB Warrants;

•	to record the capital increases resulting from the exercise of the EIB Warrants, and if it deems it appropriate, (i) to charge, where applicable, the costs of the capital increases against the amount of the premiums related to such increases and (ii) to deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the new capital after each increase;

•	to record the completion of the capital increases resulting from this resolution and to make the corresponding amendments to the articles of association, as well as to carry out all formalities and filings and to seek all authorizations that may prove necessary for the completion and successful conclusion of this issuance;

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•	determine the terms and conditions under which, if applicable, the rights of holders of the EIB Warrants will be preserved;

•	take all necessary measures to protect the rights of the holders of the EIB Warrants, in accordance with legal and regulatory provisions and the terms and conditions of the EIB Warrants; and

•	more generally, to take all necessary or useful actions and steps to carry out the issuance of the EIB Warrants and of the ordinary shares resulting from their exercise, to manage the financial aspects of the securities issued pursuant to this resolution, and to exercise the rights attached thereto, to comply with and implement the terms and conditions of the EIB Warrants, and to complete all resulting formalities.

8.	Resolves that this decision shall be implemented by the Board of Directors within eighteen (18) months from the date of this General Meeting.

The Board of Directors shall, in accordance with the law and regulations, prepare a report for the next Ordinary General Meeting describing the use made of the delegation granted pursuant to this resolution.

For the avoidance of doubt, this delegation of authority shall supersede and render void any prior delegation of authority having the same purpose.

ORDINARY RESOLUTION

FORTIETH RESOLUTION (Power for formalities)

The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings,

Grants full powers to the bearer of an original, copy or extract of the minutes of this General Meeting to carry out all publication and filing formalities, and generally to do whatever is necessary.

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INFORMATION

Shareholder status

Pursuant to Article R. 22-10-28 of the French Commercial Code, will be able to participate in the General Meeting, the shareholders who will justify:

-	In the case of registered shares: of an account registration of said shares in the Company's registered share accounts by Tuesday June 23, 2026, zero hour, Paris time;

-	In the case of bearer shares: of an account registration of said shares (if applicable, in the name of the intermediary registered on behalf of the shareholder concerned in accordance with the legal and regulatory requirements) in the bearer securities accounts held by their intermediary by Tuesday June 23, 2026, zero hour, Paris time. The authorized intermediaries will deliver a certificate of securities ownership, as an appendix to the remote voting form or proxy form filled by the shareholder or on behalf of the shareholder represented by the registered intermediary.

Only those shareholders who can prove their status by or before Tuesday June 23, 2026, zero hour, Paris time, under the conditions set out above, will be able to participate in this General Meeting.

Method of participation in the Shareholders' Meeting

Shareholders have several options for participating in the General Meeting. They can (1) vote while physically attending the General Meeting or (2) vote remotely or by proxy (a) by mail or (b) via Internet.

Pursuant to the provisions of Article R. 22-10-28, III, of the French Commercial Code, once a shareholder votes remotely, sends a proxy or asks for an admission card or a certificate to participate in the General Meeting, he or she will not be able to choose another method of participation.

1.	Vote by physically attending the General Meeting

The shareholders wishing to personally attend the General Meeting must request an admission card as soon as possible to receive the card in a timely manner:

-	For registered shareholders: either by returning the single form duly completed and signed using the pre-paid reply envelope enclosed with the invitation received by post mail; by logging in on the website www.sharinbox.societegenerale.com using their usual access codes or their login e-mail (if they have already activated their Sharinbox by SG Markets account), together with the password already in their possession. The password was sent to them by post when they contacted Société Générale Securities Services. It can be re-sent by clicking on "Get your codes" on the home page of the website. Once connected, shareholders should follow the on-screen instructions to access the VOTACCESS platform and request their admission card; the registered shareholder who has not received their admission card may spontaneously attend the General Meeting with a proof of identity document.

-	For holders of bearer shares: either by asking the authorized intermediary managing their share-accounts to send them an admission card. Should the admission card not be received by Tuesday June 23, 2026, zero hour, Paris time, the shareholder shall ask the authorized intermediary managing their share-accounts to issue a certificate of participation in order to prove their status as shareholders; or by logging in on the Internet portal of their account holder with their usual access codes. The shareholder will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen. Only the bearer shareholder whose account holder has subscribed to the Votaccess website will be able to fulfil their request for admission card via Internet.

On the day of the General Meeting, each shareholder will have to prove his or her quality during the registration process.

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2.	Vote remotely or by proxy

The shareholders not physically attending the General Meeting will be able to vote remotely or to give proxy to the President of the General Meeting, to their spouse, to their partner with whom a pacte civil de solidarité has been made, to another shareholder or to any other individual or legal entity of their choosing, subject to the conditions set forth in Articles L. 225-106 and L. 22-10-39 of the French Commercial Code.

Pursuant to the provisions of Article R. 225-79 of the French Commercial Code, the proxy given by a shareholder to be represented must be signed by the shareholder. The proxy will specify his/her last name, first name and address, and will designate a proxy, including his/her last name, first name and address or for a legal entity, its corporate name and registered office. The proxy does not have the right delegate its duties to another individual or legal entity.

It is specified that, for any proxy without indication of an agent, the President of the General Meeting will vote in favor of adopting the draft resolutions presented or approved to by the Board of Directors and vote against adopting all other draft resolutions. To vote otherwise, the shareholders will have to designate an agent who will accept to vote as provided by the principal.

a.	To vote remotely or by proxy by mail:

For registered shareholders: a postal voting form or proxy form will be sent directly to them. This form should be returned in the prepaid T envelope enclosed with the notice of meeting.

For holders of bearer shares: from this day, the postal voting form or proxy form can be requested from the intermediaries managing their shares. Each demand must be addressed by the financial intermediary to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3 at the latest six days before the date of the General Meeting (Article R. 225-75 of the French Commercial Code). The single postal voting form or proxy form must be submitted with a certificate of securities ownership drawn up by the financial intermediary who will have to forward these documents to the Services des Assemblées of Société Générale, 32, rue du Champs de Tir, CS 30812, 44308 Nantes Cedex 3.

In any case, the postal voting form or proxy voting form duly filled and signed (and accompanied by the certificate of securities ownership for the bearer shares) must be returned in such a way that the Services des Assemblées of Société Générale or the Company can receive it at least 3 days before the date of the General Meeting (that is Saturday June 27, 2026).

b.	To vote or give proxy via Internet

Shareholders also have the option of transmitting their voting instructions and giving or revoking a proxy via Internet before the General Meeting, on the website Votaccess, under the following conditions:

-	For registered shareholders: they will be able to access Votaccess to vote or give proxy via Internet by logging on to www.sharinbox.societegenerale.com, using their usual access codes or their login e-mail (if they have already activated their Sharinbox by SG Markets account), together with the password already in their possession. The password was sent to them by post when they contacted Société Générale Securities Services. It can be re-sent by clicking on "Get your codes" on the home page of the website. Once connected, follow the on-screen instructions to access the VOTACCESS platform.

they may also appoint or revoke a proxy by sending an e-mail bearing an electronic signature, obtained by them from an authorized third-party certifier under the legal and regulatory conditions in force, to the e-mail address agiva30062026@inventivapharma.com, specifying their surname, first name, address and Société Générale identifier for pure registered shareholders (information available at the top left of their account statement) or their identifier with their authorized intermediary for administered registered shareholders, as well as the surname, first name and address of the appointed or revoked proxy;

SGSS is available to answer shareholder queries from 9:30 a.m. to 6:00 p.m. on the following telephone number: + 33 (0)2 51 85 67 89;

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-	For holders of bearer shares: they will have to log in on the Internet portal of their account holders with their usual access codes. They will then have to click on the icon that will appear on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure described on the screen.

Beware, only those shareholders whose account holder has subscribed to Votaccess will be able to vote, give or revoke a proxy via Internet.

If the account holder of the shareholder has not subscribed to Votaccess, the notice of appointment and revocation of a proxy can nevertheless be effectuated by electronic means in accordance with the provisions of Articles R. 22-10-24 and R. 225-79 of the French Commercial Code according to the following procedures: by sending an e-mail with an electronic signature, obtained by them from a third party certifier duly authorized pursuant to legal and regulatory provisions in force, to the electronic address agiva30062026@inventivapharma.com specifying their last name, first name, address, and their share-account's full bank references, as well as the last name, first name and address of the appointed or revoked agent, and then by asking imperatively to the authorized intermediary managing their share-accounts to send a written confirmation to the Services des Assemblées of Société Générale.

In order for the duly signed and completed appointments or revocations of proxy to be validly taken into account, they must reach the Company no later than Saturday June 27, 2026.

The revocation of a proxy is carried out under the same conditions of form as those used for its appointment.

The secured platform Votaccess will be open as of Friday June 12, 2026, 9 a.m., Paris time. The ability to vote, give or revoke a proxy via Internet prior to the General Meeting will end on Monday June 29, 2026, 3 p.m., Paris time. Shareholders are advised not to wait until the last days before the General Meeting to enter their instructions.

You are reminded that, in accordance with the provisions of Article R. 22-10-28 of the French Commercial Code:

-	Any shareholder who has carried out any of the above formalities may sell all or part of his shares. However, if the sale is carried out before the fifth (5th) business day preceding the General Meeting at zero hour, Paris time, that is Tuesday June 23, 2026 the Company or its proxy cancels or modifies accordingly, depending on the case, the vote or proxy. To this end, the authorized intermediary holding the account notifies the Company or its authorized representative of the transfer and provides it with the necessary information;

-	If the sale occurs after this period, it does not have to be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Submission of written questions

In accordance with the provisions of Article R. 225-84 of the French Commercial Code, each shareholder will have the right to submit written questions to the Board of Directors no later than the fourth (4th) business day preceding the date of the Shareholders' Meeting, i.e. Wednesday June 24, 2026.

Requests for the submissions of written questions must be sent to the Company's registered office by registered letter with acknowledgement of receipt. They must be accompanied by a certificate of account registration.

Right of communication

All the documents and information provided for in Article R. 22-10-23 of the French Commercial Code (in particular the text of the draft resolutions presented to the General Meeting by the Board of Directors) can be consulted on the Company's website (www.Inventivapharma.com) as of the twenty first day preceding the Meeting, that is Tuesday June 9, 2026.

All the documents referred to in Articles R. 225-89 seq. of the French Commercial Code will be made available to shareholders at the Company's registered office as of the publication of the notice of meeting or on the fifteenth day preceding the General Meeting at the latest, depending on the document concerned.

As from the notice of meeting, shareholders may ask the Company to send them the documents and information mentioned in Articles R. 225-81 and R. 225-83 of the French Commercial Code, up to and including the fifth day, preferably by email (agiva30062026@inventivapharma.com) or at the head office by registered letter with acknowledgment of receipt. To this end, the shareholder shall indicate one's e-mail address in the request so that the Company can validly send him said documents in return. Bearer shareholders must provide proof of this status by sending a certificate of registration.

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Audiovisual broadcasting

In accordance with Article R. 22-10-29-1 of the French Commercial Code, the General Meeting will be broadcast live in its entirety via the following link: https://inventivapharma.com/fr/investisseurs/assemblees-generales/. A recording of the General Meeting will be available for consultation on the Company's website no later than seven (7) working days after the date of the General Meeting and for at least two (2) years from the date it goes online.

The Board of Directors